MASTERWORKS

Available Now: Haring's ($2,442,000)


Keith Haring,

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K.Haring

Close contemporaries of Haring such as Jean-Michel Basquiat have achieved auction records in excess of $100 million, while the top records for Haring's work at auction have yet to exceed $7,000,000.

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